UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-41872

DDC Enterprise Limited

 368 9th Ave., New York, NY 10001 USA

+ 852-2803-0688

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Information Contained in this Form 6-K Report

When used in this Form 6-K (this “Report”), unless otherwise indicated, the terms, “DDC,” “Company,” and “we” refer to DDC Enterprise Limited.

As of July 1, 2025, the Company has 8,307,583 Class A Ordinary shares issued and outstanding (which includes 1,513,520 Class A Ordinary shares that the Company is obligated to issue but which are pending issuance.)

Entry into Material Definitive Agreements

Subscription Agreements

On June 20, 2025, DDC Enterprise Limited (the “Company”) entered into three separate subscription agreements (the “Subscription Agreements”) with three investors (the “Investors”). Pursuant to the Subscription Agreements, the Investors agreed to subscribe for and purchase, and the Company agreed to sell to the three Investors, (i) an aggregate of 266,444 Class A ordinary shares, par value $0.40 per share (the “Class A Ordinary A Shares”), at a purchase price of $9.00; (ii) an aggregate of 308,833 Class A Ordinary Shares at a purchase price of $12.00; and (iii) an aggregate of 259,244 Class A Ordinary Shares at a purchase price of $18.50, respectively (collectively, the “Shares”), to be paid in bitcoin cryptocurrency, for aggregate consideration of 100 bitcoins (the “Offering”). The closing of the Offering requires satisfaction of all NYSE American requirements related to the Offering.

The Investors have agreed to be bound by lock-up provisions with respect to their subscribed shares. The lock-up periods for Investors are subject to certain conditions, depending on the Company’s attainment of a designated market capitalization.

Each investor has represented and warranted to the Company, in separate letters, that, among other things, they are not a “U.S. Person” as defined under Rule 902 of the Securities Act of 1933 and were outside the U.S. during the offer and sale of the Shares; they are acquiring the Shares for investment, not for resale to U.S. persons, and will comply with Regulation S, registration, or exemptions for any subsequent sales; and they have no plan to sell in the U.S and are not distributors.

The issuance of securities pursuant to the Subscription Agreements will be made in reliance on the exemptions from registration provided by Section 4(a)(2) under the Securities Act of 1933, as amended, and Regulation D promulgated thereunder.

The foregoing description of the Subscription Agreements does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Subscription Agreements, a form of which is filed hereto as Exhibit 10.1 and incorporated herein by reference.

Additional Agreements

In connection and simultaneously with the execution of the Subscription Agreements, the Company entered into separate option agreements (“Option Agreements”) and collateral agreements (“Collateral Agreements”) with each of the three Investors.

Pursuant to the Option Agreements, the Company agreed to grant to the Investors the right to require the Company to direct the purchase or re-purchase of the Shares or a part of the Shares at the applicable exercise price set forth in the Option Agreements (referred to herein as the “Put Option”). The Investors may exercise the Put Option by submitting a put option exercise notice to the Company at any time during a thirty-six months period (“Put Option Exercise Period”), when the Company’s market capitalization falls below $500 million. The Put Option may be exercised not more than twice during the Put Option Exercise Period and not more than once in any period of twelve consecutive months. The Investors may also exercise the Put Option requiring the Company to purchase all of the Shares after the occurrence of an event of default or bankruptcy events, as set forth in the Option Agreements.

Pursuant to the Collateral Agreements, the Company agreed to charge all of its rights, title and interest from time to time in a Bitcoin wallet (the “Charged Wallet”) and all Bitcoin and other cryptocurrencies and digital currency standing to the credit of the Charged Wallet (together with the Charged Wallet, the “Charged Property”), by way of a first fixed charge in favor of the Investors. Upon the occurrence of an event of default set forth in the Option Agreements, the Investors shall have absolute and full control over the Charged Property, and to require release and delivery of password and private key of the Charged Wallet.

The foregoing description of the Option Agreements and the Collateral Agreements does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Option Agreements and the Collateral Agreements, forms of which are filed hereto as Exhibit 10.2 and 10.3, respectively, and incorporated herein by reference.

Safe Harbor Statements

This filing contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “in the process of,” “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. DDC may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about DDC’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: DDC’s growth strategies; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and third-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of China’s e-commerce market; PRC governmental policies and regulations relating to DDC’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in DDC’s filings with the SEC. All information provided in this report and in the attachments is as of the date of this report, and DDC undertakes no obligation to update any forward-looking statement, except as required under applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DDC Enterprise Limited
Date: July 3, 2025
	By:	/s/ Norma Ka Yin Chu
	Name:	Norma Ka Yin Chu
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of Subscription Agreement
10.2	Form of Option Agreement
10.3	Form of Collateral Agreement

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